[Letterhead of McDermott Will & Emery LLP]

September 8, 2005

VIA FACSIMILE AND EDGAR

Ms. Amanda McManus

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FORE Holdings L.L.C.
File	No. 0-50161

Preliminary Proxy Statement on Schedule 14A

Filed	on August 22, 2005

Dear Ms. McManus:

On behalf of FORE Holdings L.L.C. (the “Company”), this letter responds to the Commission s letter dated September 1, 2005 to Mr. David Hunt containing the Staffs comments with respect to the above-referenced filing. For your convenience, each of the Staff’s comments is reprinted in bold below.

1.	We note from the consolidated balance sheet set forth in your Form 10-Q for the period ending June 30, 2005 that investments in other entities represent over 70% of your total assets. In light of this substantial percentage of your assets comprising equity securities of other entities, please provide us with a detailed legal analysis of why you do not believe you should register as an investment company under the Investment Company Act of 1940.

The Company’s investment in Overlook Associates, the assets of which consisted of direct interests in real property and majority interests in entities whose predominant assets consisted of real property, took the form of a joint venture between the Company and Tower Park Associates (“TPA”) in which the Company held a 51% interest. Pursuant to the governing joint venture agreement, all decisions with regard to the management of the venture required unanimous consent between the venturers, subject to the delegation to TPA of management authority relating to the implementation of particular development projects with respect to the venture’s property after the Company fully reviewed and approved the terms of the development plan in question. The agreement also specified that management of a developed parcel would be subject to agreement by the venturers, granted the Company full access to all information

September 8, 2005

concerning the management and operation of the venture, contained elaborate provisions relating to dispute resolution and buy-out rights, substantially restricted transfers of interests in the venture without the Company’s and TPA’s consent, provided for the Company’s development of portions of the land held by the venture for the Company’s own or others’ use and set forth a number of related provisions of the sort typically found in complex commercial partnership or joint venture arrangements. We understand that the Company had the full ability to exercise its rights in connection with the governance of the venture and in fact actively did so.

Accordingly, we believe it is clear that the Company’s interest in the Overlook Associates venture did not constitute a security, and ipso facto could not constitute an “investment security” within the meaning of section 3(a)(1)(C) of the Investment Company Act. See. e.g., Williamson v. Tucker, 654 F. 2d 404, 417-426 (5th Circuit 1981), and its many progeny applying the Supreme Court’s Howey test (found in Securities and Exchange Commission v. W J. Howey Co.328 U.S. 293 (1946)) to the analysis of the status of general partnership and joint venture interests as securities.

The consolidated balance sheet of the Company as of June 30, 2005 included a line-item for its investment in Overlook Associates. For purposes of calculating the ratio test set forth in Section 3(a)(i)(C) of the Investment Company Act, the definition of “value” set forth in Section 2(a)(41) of the Act specifies the use of fair market values. The value attributed to the investment in Overlook Associates on the June 30, 2005 balance sheet was calculated using the amount of the Company’s initial investment in the partnership, as adjusted for earnings and distributions through the balance sheet date. On this basis, the Company’s 51% interest in Overlook Associates was valued at $9,709,000. However, this amount is considerably less than the fair market value of the Company’s interest in Overlook Associates.

On July 28, 2005, in a series of related, arms-length transactions, the Company disposed of its entire interest in Overlook Associates and the underlying real estate assets owned by the venture. The net proceeds paid to the Company were $52 million. The amount actually paid to the Company for its interest in Overlook Associates is the best indicator of its fair market value.

Using the fair market value of the interest in Overlook Associates, the assets of the Company as of June 30, 2005 were as follows:

Investment in Hewitt Associates	$11,749,000[1]
Investment in Overlook Associates	$52,000,000
Other Assets	$8,441,000[2]
Total Assets	$72,190,000

Investment Securities as a Percentage of Total Assets	16.3%

[1]	The Class A common stock of Hewitt Associates, Inc. is publicly traded and listed on the New York Stock Exchange under the symbol “HEW”. The value attributed to the Company’s investment in Hewitt Associates of the balance sheet date was calculated using the market price of Hewitt Associates’ common stock as of such date.

September 8, 2005

In view of the predominance of the value of the Company’s interest in the venture in relation to the Company’s other assets (including its investment in Hewitt Associates), we believe that the facts establish that the Company was not an investment company on June 30, 2005.

2.	Refer to your recent disposition of six buildings and land to Warmack JDG Investment II, LLC, as reported in your 8-K dated May 20, 2005. Please tell us whether Warmack is an “affiliate” of yours, as that term is defined in Rule 13e-3(a)(1) of the Securities Exchange Act of 1934. If Warmack is an affiliate of yours, please provide us with your analysis of why your currently proposed dissolution is not a Rule 13e-3 transaction under Rule 13e-3(a)(3)(i)(C) of the Exchange Act.

Warmark JDG Investment II, LLC is not an affiliate of FORE Holdings, LLC.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[2]	Other assets principally consist of cash and cash equivalents, rent receivable, amounts due from owners and a direct interest in one additional parcel of real estate.

September 8, 2005

If you have any questions, please do not hesitate to contact the undersigned at (312) 984-7617.

Sincerely,

/s/ Eric Orsic

Eric Orsic

cc:	David L. Hunt, Chairman